

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2024

Gaurav Anand
Chief Financial Officer
Coupang, Inc.
720 Olive Way, Suite 600
Seattle, Washington 98101

>   **Re: Coupang, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 001-40115**

Dear Gaurav Anand:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 45

1.   Please present your non-GAAP financial measures after your discussion of historical results of operations. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the "Non-GAAP Financial Measures" Compliance and Disclosure Interpretations for guidance.

Results of Operations, page 47

2.   Where you attribute material fluctuations in your results to multiple factors, please quantify each factor cited so investors may understand the magnitude and relative impact of each factor. As an example, you cite multiple factors which caused increases to your Product Commerce net revenues with specific reference to the impact of the transition of FLC merchants to new contracts during the the current year without quantification that would allow users to understand the impact of each factor. Refer to Item 303(b) of Regulation S-K and Section III.D of Release No. 33-6835 (501.04 of our Codification of Financial Reporting Policies) for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services